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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*


                              TRAILER BRIDGE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    892782103
    ------------------------------------------------------------------------
                                 (CUSIP Number)

              William G. Gotimer, Jr., 10405 New Berlin Road East,
                  Jacksonville, Florida 32226; (904) 751-7100
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 2001
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Common Stock, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

------------------------------------------------------
CUSIP No. 892782103
------------------------------------------------------

================================================================================
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           John D. McCown

--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [ ]
                                                                    (b)   [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER

                                      5,468,800
          SHARES

                        --------------------------------------------------------
       BENEFICIALLY            8
                                      SHARED VOTING POWER

         OWNED BY                     8,700


           EACH         --------------------------------------------------------
                                9
                                      SOLE DISPOSITIVE POWER
        REPORTING
                                      5,468,800

          PERSON        --------------------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER
           WITH
                                      8,700

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,477,500

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           56%

--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer"):

                           Trailer Bridge, Inc.
                           10405 New Berlin Road East
                           Jacksonville, FL 32226


Item 2.  Identity and Background
--------------------------------

         This Schedule 13D is filed on behalf of John D. McCown, whose address is 660 Madison Avenue, 10th Floor, New York, New York 10021-8405. Mr. McCown is Chief Executive Officer of Trailer Bridge, Inc., located at 10405 New Berlin Road East, Jacksonville, Florida 32226.

         During the last five years, Mr. McCown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. McCown is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Mr. McCown acquired beneficial ownership of 5,338,000 shares of the Common Stock when Mr. McCown became qualified under local law to his perform duties as an executor of the estate of Malcom P. McLean, the founder and principal stockholder of the Issuer. At the time of his death, Mr. McLean owned 5,338,000 shares of the Common Stock and the shares are now a part of Mr. McLean's estate. As an executor of the McLean estate, Mr. McCown is vested with sole voting and investment power with respect such shares.

         Funds in the aggregate amount of $8,520 were used to purchase the Common Stock purchased by Mr. McCown set forth in Item 5(c) below. The sources of the funds used to purchase the Common Stock were personal funds of Mr. McCown.


Item 4.  Purpose of Transaction
--------------------------------

         As described in Item 3 above, Mr. McCown acquired beneficial ownership of 5,338,000 shares of the Common Stock when Mr. McCown became qualified under local law to his perform duties as an executor of the McLean estate. Under Mr. McLean's will, these shares will be distributed to a testamentary trust. Mr. McCown will be a trustee of the trust and in such capacity will have sole voting and investment power over these shares.

         The remaining shares of the Common Stock beneficially owned by Mr. McCown were acquired by Mr. McCown for, and are being held for, investment purposes. Mr. McCown may, at some future date, decide to make additional investments in shares of the Issuer's Common Stock for the same purpose.

         Except as set forth above, Mr. McCown has no present plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer

                  (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
                  (d) Any change in the present board of directors or manage-ment of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
                  (e) Any material change in the present capitalization or dividend policy of the Issuer;
                  (f) Any other material change in the Issuer's business or corporate structure;
                  (g) Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
                  (h) Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
                  (i) A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
                  (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Common Stock of the Issuer
-----------------------------------------------

(a) and (b). Mr. McCown beneficially owns an aggregate 5,477,500 shares of the Common Stock, constituting approximately 56.0% of the 9,777,500 shares outstanding as of May 15, 2001. Such Common Stock are as follows:

                  (i) 111,100 shares (approximately 1.1% of the total number of shares outstanding) are owned beneficially by Mr. McCown. Mr. McCown has sole dispositive and voting power over such shares.

                 (ii) 2,500 shares (less than 1% of the total number of shares outstanding) are held by Mr. McCown's son. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                (iii) 2,500 shares (less than 1% of the total number of shares outstanding) are held by Mr. McCown's daughter. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                 (iv) 3,700 shares (less than 1% of the total number of shares outstanding) are held by Mr. McCown's spouse. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                  (v) 19,700 shares (less than 1% of the total number of shares outstanding) are held by Mr. McCown's individual retirement account (IRA). Mr. McCown has sole voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                 (vi) 5,338,000 shares (approximately 54.6% of the total number of shares outstanding) are held by the estate of Malcolm P. McLean and may be deemed beneficially owned by Mr. McCown, who is an executor of the estate with sole voting and investment power with respect to such shares.1


(c) The only transactions in the Common Stock effected by the Mr. McCown in the last sixty days were (i) the purchase of 2000 shares in the open market on May 18, 2001 at $1.69 per share; (ii) the purchase of 1000 shares in the open market on June 15, 2001 at $1.82 per share; (iii) the purchase of 1000 shares in the open market on June 19, 2001 at $1.62 per share; and (iv) the purchase of 1,000 shares in the open market on June 20, 2001 at $1.70 per share.


(d) Any dividends on the 5,338,000 shares of the Common Stock (constituting 54.6% of the total number of shares outstanding) owned by the McLean estate or testamentary trust and the proceeds of the sale thereof will be paid to the McLean estate or testamentary trust. Any dividends on the 2500 shares of the Common Stock (constituting less than 1% of the total number of shares outstanding) owned by Mr. McCown's daughter and the proceeds of the sale thereof will be paid to Mr. McCown's daughter. Any dividends on the 2500 shares of the Common Stock (constituting less than 1% of the total number of shares outstanding) owned by Mr. McCown's son and the proceeds of the sale thereof will be paid to Mr. McCown's son. Any dividends on the 3700 shares of the Common Stock (constituting less than 1% of the total number of shares outstanding) owned by Mr. McCown's spouse and the proceeds of the sale thereof will be paid to Mr. McCown's spouse. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.


(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With
---------------------------------------------------------------------
Respect to Common Stock of the Issuer
-------------------------------------

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. McCown and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits
------------------------------------------

         None



___________________
1 1,334,500 of the shares held by the McLean estate are subject to immediately exercisable options granted by Malcolm P. McLean to Mr. McCown in February 1994 and May 1997. The February 1994 options cover 392,500 shares with an exercise price of $.001 per share and the May 1997 options cover 942,000 shares with an exercise price of $.95 per share. 40,000 of the shares held by the McLean estate are subject to immediately exercisable options granted by Malcom P. McLean to various individuals in September 1997 with an exercise price of $9.30 per share. 5,000 of the shares held by the McLean estate are subject to immediately exercisable options granted by Malcom P. McLean to an individual in May 1999 with an exercise price of $2.25 per share.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 26, 2001
----------------------------------
Date


/s/ John D. McCown
----------------------------------
John D. McCown



--------
1    1,334,500 of the shares held by the McLean estate are subject to immediately exercisable options granted by Malcolm P. McLean to Mr. McCown in February 1994 and May 1997. The February 1994 options cover 392,500 shares with an exercise price of $.001 per share and the May 1997 options cover 942,000 shares with an exercise price of $.95 per share. 40,000 of the shares held by the McLean estate are subject to immediately exercisable options granted by Malcom P. McLean to various individuals in September 1997 with an exercise price of $9.30 per share. 5,000 of the shares held by the McLean estate are subject to immediately exercisable options granted by Malcom P. McLean to an individual in May 1999 with an exercise price of $2.25 per share.